Blue Water Acquisition Corp.

15 E. Putnam Avenue

Suite 363

Greenwich, CT 06830

(646) 303-0737

VIA EDGAR

October 5, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Blue Water Acquisition Corp. Registration Statement on Form S-1 Filed September 3, 2020 File No. 333-248569

Dear Ms. Timmons-Pierce,

Blue Water Acquisition Corp. (the “Company,” “we” or “our”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 10, 2020 regarding the Company’s Registration Statement on Form S-1 filed on September 3, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed September 3, 2020

Our Amended and Restated Certificate of Incorporation, page 53

1.	We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We respectfully advise the Staff that our amended and restated certificate of incorporation, which will be filed as Exhibit 3.2 to the Registration Statement, will clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joseph Hernandez
Joseph Hernandez Chairman and Chief Executive Officer

Cc:	Barry I. Grosssman, Esq.
Jessica S. Yuan, Esq.